VEON Ltd. and VEON Holdings B.V. Proposed Scheme of Arrangement of VEON Holdings B.V. Results of Scheme Convening Hearing Amsterdam, Netherlands, 21 December 2022 19:45 CET: VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, and its subsidiary, VEON Holdings B.V. (the “Company”), inform that, further to the announcement issued on 16 December 2022 regarding the Scheme Convening Hearing on 20 December 2022, the Court has today made an order (the “Convening Order”) convening a single meeting of the Scheme Creditors of the 2023 Notes issued by the Company for the purpose of considering and, if thought fit, approving the Scheme in respect of the 2023 Notes (the “Scheme Meeting”). Further to the Convening Order, the Company has revised the terms of the Scheme to remove the Amendments in respect of the consent thresholds and quorum requirements under the 2023 Notes (as set out in paragraph 6.3(b) of the Practice Statement Letter dated 24 November 2022). The Company has also today made available the Explanatory Statement, issued in connection with the Scheme in respect of the 2023 Notes, the Voting and Proxy Form and the Notice of Scheme Meeting, through the Scheme Website at https://deals.is.kroll.com/veon. The Scheme Meeting will be held at 10.00 a.m. (London time) on 24 January 2023 (or such later time or date as the Company may decide and notify to Scheme Creditors) upon the Company being satisfied that it has obtained all necessary Authorisations for the Scheme Meeting to be held (including the OFAC Licence on terms that would authorise the Company to proceed with the Scheme Meeting). The Scheme Meeting will allow the Scheme Creditors to vote on the Scheme proposed by the Company in respect of its 2023 Notes, provided they are not precluded from doing so by law or regulation. To participate and vote at the Scheme Meeting, Scheme Creditors (or their DTC Participant on their behalf, as applicable) must have submitted validly completed Voting and Proxy Forms to Kroll Issuer Services Limited (as the Company’s information agent) by the Voting Instruction Deadline (currently anticipated to be 5:00 p.m. (London time) on 19 January 2023). Further information regarding the Scheme Meeting and submission of Voting and Proxy Forms will be provided by the Notice of Scheme Meeting and the Voting and Proxy Forms. Capitalised terms used but not defined in this announcement have the meaning given to them in the Explanatory Statement. Hard copies of the Explanatory Statement can be requested by Scheme Creditors from Kroll Issuer Services Limited (as the Company’s information agent) by email to veon@is.kroll.com. About VEON

VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Important Notice This release is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any offer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129. This communication or information contained herein is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s intent to convene, and the anticipated date of, the Scheme Meeting. Forward looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments. Any steps taken in respect of the Scheme and in connection with the Amendments must be in compliance with all applicable sanctions laws and regulations, including the sanctions laws and regulations administered by the European Union, the United Kingdom and the United States, and including securing any necessary licences and approvals from competent sanctions authorities. Contact Information VEON Group Director Investor Relations Nik Kershaw bonds@veon.com